SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

31st March 2004

CRH public limited company

Belgard Castle, Clondalkin,

Dublin 22, Ireland.

File No. 0-17630

CRH Annual General Meeting Circular, Proxy Form and

2003 Final Dividend Scrip Documentation

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes  ☐ No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g-3-2(b): 82-            .

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

CRH public limited company

(Registrant)

Date:	31st March 2004	By:	/s/ M.P. Lee
M.P. Lee Finance Director

THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION.

If you are in any doubt as to the action you should take, you are recommended to seek your own personal financial advice from your stockbroker, bank manager, solicitor, accountant or other independent professional adviser (being, in the case of shareholders in Ireland, an organisation or firm authorised or exempted pursuant to the Investment Intermediaries Act, 1995 or the Stock Exchange Act, 1995 of Ireland and, in the case of shareholders in the United Kingdom, an adviser authorised pursuant to the UK Financial Services and Markets Act 2000) immediately.

If you have sold or transferred all of your registered holding of Ordinary Shares in CRH plc, please forward this document and the accompanying Proxy Form to the purchaser or transferee or to the stockbroker, bank or other agent through or by whom the sale or transfer was effected, for delivery to the purchaser or transferee.

Annual General Meeting

Wednesday, 5th May 2004

	CRH plc The International Building Materials Group	Registered Office 42 Fitzwilliam Square Dublin 2 Ireland — TELEPHONE +353.1.634 4340 FAX +353.1.676 5013 E-MAIL crh42@crh.com WEBSITE www.crh.com
31st March 2004

To the holders of Ordinary Shares and, for information only, to the holders of Preference Shares.

Dear Shareholder,

You will find set out on pages 4 to 8 of this document the Notice convening the Annual General Meeting of the Company (the “Meeting”) to be held on 5th May 2004.

Annual General Meeting

In addition to the ordinary business to be transacted at the Meeting (see Resolutions 1 to 5 in the Notice of Meeting), your Board proposes additional business as set out in Resolutions 6 to 11, which are summarised below.

Special Business

Resolution 6 – Authority to offer scrip dividends

Article 135(b) of the Company’s Articles of Association allows the Directors to make scrip dividend offers in respect of any dividends to be paid or declared on Ordinary/Income Shares, subject to shareholders’ approval. Resolution 6 to be proposed at the Annual General Meeting is seeking shareholders’ consent pursuant to that Article to make scrip dividend offers at any time during the five-year period to the date of the Annual General Meeting to be held in 2009.

Resolutions 7 to 9 – Amendments to Articles of Association

Your Board is proposing to make three separate amendments to the Company’s Articles of Association in Resolutions 7 to 9.

The amendment which is being proposed in Resolution 7 relates to the Company’s ability to enquire into the beneficial ownership of its shares. As is the practice of most Irish public companies, the Company from time to time writes to shareholders requesting details of the beneficial ownership of the shares registered in the name of the particular shareholder. These letters are issued under the procedures provided for in Article 14 and Section 81 of the Companies Act, 1990. Your Board believes that the procedures provided for in Article 14 and Section 81 are unnecessarily cumbersome in terms of administration and is proposing that Article 14 of the Articles of Association be amended so that the same enquiries can be made of shareholders without having to invoke the powers in Section 81. These provisions, if adopted, are in a form that has been permitted under the Listing Rules of the Irish and London Stock Exchanges for many years.

In the Companies (Auditing and Accounting) Act, 2003, a new provision was introduced into Irish law which, once it becomes operable later this year, will permit Irish companies to discharge the cost of directors’ and officers’ liability insurance. Up until now, there had been certain legal uncertainties associated with the discharge of the cost of such insurance by a company. These legal uncertainties have now been removed. For this reason, your Board is proposing in Resolution 8 to amend Article 153 of the Articles of Association so as to bring it into line with this new provision of Irish law.

Registered in Dublin No. 12965

—

DIRECTORS:

P.J. Molloy Chairman

W.I. O’Mahony Chief Executive

D.W. Doyle

D. Godson

B.G. Hill

T.W. Hill (USA)

J.M. de Jong (Dutch) D.M. Kennedy

H.E. Kilroy

M.P. Lee

K. McGowan

T.V. Neill (British)

A. O’Brien

W.P. Roef (Dutch) J.L. Wittstock (USA)

Secretary A. Malone

It has become standard practice each year for Irish public companies to seek the authority from its shareholders to purchase up to 10% of the Company’s issued share capital on the market and to re-issue any resulting treasury shares within a specified price range. In each case, it has been the practice to propose these authorisations in a particular form which has necessitated relatively lengthy resolutions at annual general meetings. In Resolution 9, your Board is proposing to amend the Company’s Articles of Association so as to include most of the provisions of these resolutions in the Articles of Association and thereby reduce the length of the resolutions that need to be proposed each year. It is also proposed in Resolution 9 to amend Article 62 of the Articles of Association so that the authorisation of market purchases and the reissue of treasury shares would become part of the ordinary business of future annual general meetings.

Resolutions 10 and 11 – Purchase of own shares

In Resolution 10 your Board is asking shareholders, subject to Resolution 9 being passed, to renew the authority for the Company, or any of its subsidiaries, to purchase its own shares. The authority provides that the maximum number of shares that may be purchased is 10% of the issued Ordinary/Income Shares on the date of the Annual General Meeting. The minimum price which may be paid for such shares shall not be less than the nominal value of the shares and the maximum price will be 105% of the average market price of such shares over the preceding five days. Options to subscribe for a total of 26,449,409 Ordinary/Income Shares were outstanding on 1st March 2004, representing 5.01% of the issued Ordinary/Income share capital at that date. If this authority was used in full the options would represent 5.57%.

The Directors do not have any current intention of exercising the power to purchase the Company’s own shares and will do so only if the Directors consider it to be in the best interests of the Company and its shareholders.

In Resolution 11 your Board is asking shareholders, subject to Resolution 9 being passed, to renew the authority in relation to the maximum and minimum prices at which treasury shares (effectively shares purchased by it and not cancelled) may be re-issued off-market by the Company.

If granted, the authorities in Resolutions 10 and 11 will expire on the date of the Annual General Meeting in 2005 or 4th August 2005, whichever is the earlier.

Recommendation

Your Directors believe that the resolutions to be proposed at the Meeting are in the best interests of the Company and its shareholders as a whole and, therefore, recommend you to vote in favour of the resolutions. Your Directors intend to vote in favour of the resolutions in respect of their own beneficial holdings of Ordinary Shares, amounting in total, on 1st March 2004, to 1,852,589 Ordinary Shares, representing approximately 0.35% of the issued Ordinary share capital of your Company.

Yours faithfully,

P.J. Molloy

Chairman

NOTICE OF MEETING

The Annual General Meeting of CRH plc will be held at Jurys Hotel, Ballsbridge, Dublin at 3 p.m. on Wednesday, 5th May 2004 for the following purposes:

1.	To consider the Company’s financial statements and the Reports of the Directors and Auditors for the year ended 31st December 2003.

2.	To declare a dividend on the Ordinary Shares.

3.	To re-elect the following Directors:

Mr. D.M. Kennedy

Mr. P.J. Molloy

Mr. W.I. O’Mahony

in accordance with Article 103

Mr. D.W. Doyle

Mr. J.M. de Jong

Mr. M. Lee

Mr. T.V. Neill

in accordance with Article 109.

4.	To authorise the Directors to fix the remuneration of the Auditors.

5.	To consider and, if thought fit, to pass as a Special Resolution:

That in accordance with the powers, provisions and limitations of Article 11(e) of the Articles of Association of the Company, the Directors be and they are hereby empowered to allot equity securities for cash and in respect of sub-paragraph (iii) thereof up to an aggregate nominal value of €8,968,000. This authority shall expire on the earlier of the date of the Annual General Meeting in 2005 or 4th August 2005.

Special Business

6.	To consider and, if thought fit, to pass as an Ordinary Resolution:

That the Directors be and they are hereby authorised, pursuant to Article 135(b) of the Articles of Association of the Company, to exercise the powers contained in the said Article so that the Directors may offer to the holders of Ordinary Shares in the capital of the Company the right to elect to receive an allotment of additional Ordinary Shares credited as fully paid instead of cash in respect of all or part of any dividend or dividends falling to be declared or paid during the period commencing on the date of adoption of this Resolution and expiring on the date of the Annual General Meeting to be held in 2009 or such part of such dividend or dividends as the Directors may determine.

To consider and, if thought fit, to pass each of the following as Special Resolutions:

7.	That Article 14 of the Articles of Association of the Company be deleted and replaced by the following new Article 14:-

“14.	(a) The Directors may at any time and in their absolute discretion, if they consider it to be in the interests of the Company to do so, give to any shareholder or shareholders a notice (hereinafter referred to as an “Investigation Notice”) requiring such shareholder or shareholders to notify the Company in writing within the prescribed period of full and accurate particulars of all or any of the following matters, namely:-

(i)	his interest in any shares in the Company;

(ii)	if his interest in the share does not consist of the entire beneficial interest in it, the interests of all persons having a beneficial interest in the share (provided that one joint shareholder of a share shall not be obliged to give particulars of interests of persons in the share which arise only through another joint shareholder of the Company); and

(iii)	any arrangement (whether legally binding or not) entered into by him or any person having any beneficial interest in the share whereby it has been agreed or undertaken or the shareholder of such share can be required to transfer the share or any interest therein to any person (other than a joint shareholder of the share) or to act in relation to any meeting of the Company or of any class of shares of the Company in a particular way or in accordance with the wishes or directions of any other person (other than a person who is a joint shareholder of such share).

(b)	If, pursuant to an Investigation Notice, the person stated to own any beneficial interest in a share or the person in favour of whom any shareholder (or other person having any beneficial interest in the share) has entered into any arrangements referred to in paragraph (a)(iii) is a body corporate, trust, society or any other legal entity or association of individuals and/or entities, the Directors may in their absolute discretion give a further Investigation Notice to the shareholders of, and/or any person whom such shareholder has stated as having any beneficial interest in, such a share requiring them to notify the Company in writing within the prescribed period of full and accurate particulars of the names and addresses of the individuals who control (whether directly or indirectly and through any number of vehicles, entities or arrangements) the beneficial ownership of all the shares, interests, units or other measure of ownership of such body corporate, trust, society or other entity or association wherever the same shall be incorporated, registered or domiciled or wherever such individuals shall reside provided that if at any stage of such chain of ownership the beneficial interest in any share shall be established to the satisfaction of the Directors to be in the ownership of any body corporate any of whose share capital is listed or dealt in on any bona fide stock exchange, unlisted securities market or over the counter securities market, it shall not be necessary to disclose details of the individuals ultimately controlling the beneficial interests in the shares of such body corporate.

(c)	If at any time the Directors are satisfied that:

(i)	any member has been served with an Investigation Notice, or

(ii)	any member, or any other person appearing to be interested in shares held by such member has been served with a notice under Section 81 of the 1990 Act (a “Section 81 Notice”),

and is in default for the prescribed period in supplying to the Company the information thereby required, or, in purported compliance with such a notice has made a statement which is false or inadequate, then the Directors may, in their absolute discretion at any time thereafter by notice (a “Disenfranchisement Notice”) to such member direct that in respect of the shares in relation to which the default occurred (the “Default Shares”) (which expression shall include any further shares which are issued in respect of such shares) the member shall not be entitled to attend or to vote either personally or by proxy at a general meeting of the Company or a meeting of the holders of any class of shares of the Company or to exercise any other rights conferred by membership in relation to general meetings of the Company or meetings of the holders of any class of shares of the Company.

(d)	Where the Default Shares represent at least five per cent of the issued shares of that class (or such other percentage as may be determined under the provisions of Section 70 of the 1990 Act), then the Disenfranchisement Notice may additionally direct that:

(i)	any dividend (or part thereof) or other money which would otherwise be payable in respect of the Default Shares shall be retained by the Company without any liability to pay interest thereon when such money is finally paid to the member and/or

(ii)	no transfer of any shares held by such member shall be registered unless;

a.	the member is not himself in default as regards supplying the information required; and

b.	the transfer is part only of the member’s holding and when presented for registration is accompanied by a certificate by the member in a form satisfactory to the Directors to the effect that after due and careful enquiry, the member is satisfied that none of the shares, the subject of the transfer, is a Default Share.

(e)	The Company shall send to each other person appearing to be interested in the shares, the subject of any Disenfranchisement Notice, a copy of the Disenfranchisement Notice but the failure or omission by the Company to do so shall not invalidate such Disenfranchisement Notice.

(f)	Save as herein provided, any Disenfranchisement Notice shall have effect in accordance with its terms for so long as the default in respect of which the Disenfranchisement Notice was issued continues and for a period of one week thereafter provided that the Directors may at the request of the member concerned reduce or waive such one week period if they think fit.

(g)	Any Disenfranchisement Notice shall cease to have effect in relation to any shares which are transferred by such member by means of an approved transfer.

(h)	For the purpose of this Article:

(i)	a person shall be treated as appearing to be interested in any shares if the member holding such shares has given to the Company a notification under the said Section 81 or under the Investigation Notice which either:

a.	names such person as being so interested; or

b.	fails to establish the identities of those interested in the shares;

and (after taking into account the said notification and any other relevant Section 81 notification) the Company knows or has reasonable cause to believe that the person in question is or may be interested in the Shares;

(ii)	in the case of both an Investigation Notice and a Section 81 Notice, the prescribed period is twenty-eight days from the date of service of the notice except that if the Default Shares represent at least five per cent of the issued shares of that class, the prescribed period is fourteen days from such date; and

(iii)	a transfer of shares is an approved transfer if, but only if:

a.	it is a transfer of shares to an offeror by way of or in pursuance of an acceptance of a takeover offer; or

b.	the Directors are satisfied that the transfer is made pursuant to a sale of the whole of the beneficial ownership of the shares to a party unconnected with the member and with other persons appearing to be interested in such shares; or

c.	the transfer results from a sale made through a recognised Stock Exchange.”

8.	That the last sentence of Article 153 of the Articles of Association of the Company be deleted and replaced by the following:-

“The Directors shall have power to purchase and maintain for or for the benefit of any persons who are or were at any time Directors or Officers of the Company, or who are or were at any time trustees of any pension fund in which employees of the Company are interested, insurance against any liability incurred by such persons in respect of any act or omission when in the actual or purported execution or discharge of their duties or in the exercise or purported exercise of their powers or otherwise in relation to their duties, powers or offices in relation to the Company or any pension fund of the Company and shall be entitled to vote (and be counted in the quorum) in respect of any resolution concerning the purchase of such insurance.”

9.	That the Articles of Association of the Company be amended by inserting the words “Articles 8A, 8B, 11(d) and (e)” in place of the words “Article 11(d) and (e)” where they appear in Article 62 and by the insertion of the following new Articles 8A and 8B immediately after Article 8:-

“8A	Where the Company has been authorised by a special resolution passed in general meeting to make market purchases (as defined in Section 212 of the 1990 Act) of any of its own shares in accordance with this Article 8A, the Company and/or any of its subsidiaries may make such purchases on such terms and conditions and in such manner as the Directors of the Company or the particular subsidiary of the Company may from time to time determine but subject to the provisions of the 1990 Act and to the following restrictions and provisions:-

(a)	for the purposes of this Article and any special resolution which refers to it, and where the context so requires, an Ordinary Share of the Company shall include an Income Share;

(b)	the maximum number of Ordinary Shares authorised to be acquired pursuant to the terms of any special resolution which refers to this Article shall be such number of Ordinary Shares whose aggregate nominal value shall equal 10 per cent of the aggregate nominal value of the issued Ordinary Shares of the Company as at the close of business on the date of the passing of such special resolution;

(c)	the minimum price which may be paid for any Ordinary Share shall be the nominal value of such Ordinary Share;

(d)	the maximum price which may be paid for any Ordinary Share (a “Relevant Share”) shall be an amount equal to 105 per cent of the average of the five amounts resulting from determining whichever of the following ((i), (ii) or (iii) specified below) in relation to the Relevant Shares of the same class as the Relevant Share shall be appropriate for each of the five business days immediately preceding the day on which the Relevant Share is purchased, as determined from the information published by or under the authority of The Irish Stock Exchange Limited reporting the business done on each of these five business days:

(i)	if there shall be more than one dealing reported for the day, the average of the prices at which such dealings took place; or

(ii)	if there shall be only one dealing reported for the day, the price at which such dealing took place; or

(iii)	if there shall not be any dealing reported for the day, the average of the closing bid and offer prices for the day;

and if there shall be only a bid (but not an offer) or an offer (but not a bid) price reported, or if there shall not be any bid or offer price reported for any particular day then that day shall not count as one of the said five business days for the purposes of determining the maximum price. If the means of providing the foregoing information as to dealings and prices by reference to which the maximum price is to be determined is altered or is replaced by some other means, then a maximum price shall be determined on the basis of the equivalent information published by the relevant authority in relation to dealings on The Irish Stock Exchange Limited or its equivalent;

(e)	if the London Stock Exchange plc is prescribed as a recognised stock exchange for the purposes of Section 212 of the 1990 Act the authority conferred by any special resolution referring to this Article shall include authority to make market purchases of Relevant Shares on the London Stock Exchange plc provided that:-

(i)	any such purchase shall be subject to any requirements of the laws of the United Kingdom of Great Britain and Northern Ireland as shall apply thereto; and

(ii)	the maximum price which may be paid for any Relevant Shares so purchased shall be determined in accordance with sub-paragraph (d) above but deleting from that paragraph the reference to The Irish Stock Exchange Limited and inserting instead reference to the London Stock Exchange plc and deleting from that paragraph sub-paragraph (iii) thereof and the words appearing after sub-paragraph (iii) and forming the rest of the first sentence of sub-paragraph (d) and inserting instead the following:-

(iii)	if there shall not be any dealing reported for the day, the average of the prices under the heading “Quotation” in respect of that share for the day and if there shall not be any Quotation reported for any particular day then that day shall not count as one of the said five business days for the purposes of determining the maximum price;

and deleting from the last line thereof the reference to The Irish Stock Exchange Limited and inserting instead reference to the London Stock Exchange plc.

8B	Where the Company has been authorised by a special resolution passed in general meeting to re-issue treasury shares (as defined in Section 209 of the 1990 Act) in accordance with this Article 8B, the maximum and minimum prices at which any treasury shares may be re-issued off-market shall be as follows:-

(a)	the maximum price shall be an amount equal to 120 per cent of the Appropriate Price; and

(b)	the minimum price shall be an amount equal to 95 per cent of the Appropriate Price.

“Appropriate Price” shall mean the average of the five amounts resulting from determining whichever of the following ((i), (ii) or (iii) specified below) in relation to shares of the class of which such treasury share is to be reissued shall be appropriate in respect of each of the five business days immediately preceding the day on which the treasury share is re-issued, as determined from information published by or under the authority of The Irish Stock Exchange Limited reporting the business done on each of those five business days:-

(i)	if there shall be more than one dealing reported for the day, the average of the prices at which such dealings took place; or

(ii)	if there shall be only one dealing reported for the day, the price at which such dealing took place; or

(iii)	if there shall not be any dealing reported for the day, the average of the closing bid and offer prices for the day;

and if there shall be only a bid (but not an offer) or an offer (but not a bid) price reported, or if there shall not be any bid or offer price reported for any particular day then that day shall not count as one of the said five business days for the purposes of determining the Appropriate Price. If the means of providing the foregoing information as to dealings and prices by reference to which the Appropriate Price is to be determined is altered or is replaced by some other means, then the Appropriate Price shall be determined on the basis of the equivalent information published by the relevant authority in relation to dealings on The Irish Stock Exchange Limited or its equivalent.”

10.	That subject to the passing of Resolution 9, the Company is authorised to purchase Ordinary Shares on the market (as defined in Section 212 of the Companies Act, 1990) in the manner provided for in Article 8A. This authority shall expire at the close of business on the earlier of the date of the Annual General Meeting in 2005 or 4th August 2005.

11.	That subject to the passing of Resolution 9, the Company is authorised to re-issue treasury shares (as defined in Section 209 of the Companies Act, 1990) in the manner provided for in Article 8B. This authority shall expire at the close of business on the earlier of the date of the Annual General Meeting in 2005 or 4th August 2005.

For the Board, A. Malone, Secretary,

42 Fitzwilliam Square, Dublin 2.

31st March 2004

Notes

(1)	The final dividend, if approved, will be paid on the Ordinary Shares on 10th May 2004.
(2)	Any member entitled to attend and vote at this Meeting may appoint a proxy who need not be a member of the Company.
(3)	Pursuant to Regulation 14 of the Companies Act, 1990 (Uncertificated Securities) Regulations, 1996, the Company hereby specifies that only those shareholders registered in the Register of Members of the Company as at 6 p.m. on Monday, 3rd May 2004 shall be entitled to attend or vote at the Annual General Meeting in respect of the number of shares registered in their name at that time.
(4)	The holders of preference shares, although entitled to receive copies of the reports and financial statements, are not entitled to attend and vote at this Meeting in respect of their holdings of such shares.

THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR

IMMEDIATE ATTENTION.

If you are in any doubt as to the action you should take, you should consult your stockbroker, bank manager, solicitor, accountant or other independent professional adviser immediately.

If you no longer hold any Ordinary Shares in CRH plc, you should consult the stockbroker, bank or other agent through or by whom the sale or transfer was effected without delay.

CRH plc The International Building Materials Group	Registered Office 42 Fitzwilliam Square Dublin 2 Ireland — TELEPHONE +353.1.634 4340 FAX +353.1.676 5013 E-MAIL crh42@crh.com WEBSITE www.crh.com

31st March 2004

To the holders of Ordinary Shares. SCRIP DIVIDEND OFFER IN RESPECT OF THE FINAL DIVIDEND OF 19.90 CENT PER SHARE TO BE PAID ON 10th MAY 2004

Dear Shareholder,

The choice of taking New Shares rather than cash is again being offered to shareholders in respect of the final dividend of 19.90 cent per share to be paid on the Ordinary Shares on 10th May 2004, subject to the approval of the dividend at the Annual General Meeting to be held on 5th May 2004.

The price of one New Share will be €16.91. Accordingly, your entitlement will be one New Share for every 106.218593 Ordinary Shares held where dividend withholding tax applies and for every 84.974874 Ordinary Shares held where the withholding tax does not apply. Details of the calculation of the price of a New Share are set out overleaf under “Basis of Calculation”.

The opportunity to receive New Shares instead of a cash dividend enables shareholders to increase their shareholding in CRH without incurring dealing costs or stamp duty.

The offer is made under the Terms and Conditions of the Scrip Dividend Scheme, as set out in a booklet dated September 2002, which has been sent to all shareholders. You are advised to consider carefully the Terms and Conditions before making a decision. In particular, your attention is drawn to Section 3 of the booklet which summarises the likely tax consequences. If you require an additional copy of the booklet please contact Capita Corporate Registrars Plc at 01 810 2400.

Full details of the options available and the action to be taken are set out in the enclosed Election and Mandate Form or Notice of Entitlement.

Yours faithfully,

P.J. Molloy

Chairman

Registered in Dublin
No. 12965
—
DIRECTORS:
P.J. Molloy Chairman
W.I. O’Mahony Chief
Executive
D.W. Doyle
D. Godson
B.G. Hill
T.W. Hill (USA)
J.M. de Jong (Dutch)
D.M. Kennedy
H.E. Kilroy
M.P. Lee
K. McGowan
T.V. Neill (British)
A. O’Brien
W.P. Roef (Dutch)
J.L. Wittstock (USA)

Secretary A. Malone

PARTICULARS OF THE SCRIP DIVIDEND OFFER IN RESPECT OF THE FINAL DIVIDEND FOR THE

YEAR ENDED 31st DECEMBER 2003

1.	Basis of Calculation

Shareholders on the Register on 12th March 2004, the Record Date, will be entitled to participate in the Scrip Dividend Offer based on their holding of Ordinary Shares at that date.

The entitlement to New Shares has been calculated on the basis of the final dividend of 19.90 cent per Ordinary Share and a value for each New Share of €16.91. The value of a New Share has been calculated by reference to the average of the middle market quotations for the Ordinary Shares as derived from the Irish Stock Exchange Daily Official List for each of the three business days commencing on 10th March 2004, being the day on which the Ordinary Shares were first quoted ex-dividend. The entitlement is one New Share for every 106.218593 Ordinary Shares held where dividend withholding tax applies and for every 84.974874 Ordinary Shares held where the withholding tax does not apply.

Fractions of a New Share will not be allotted. An election to receive New Shares which gives rise to a fractional entitlement will be rounded up to the nearest whole New Share.

The Scrip Dividend Offer is subject to admission, for which application will be made, of the New Shares to (a) the Official Lists of the Irish Stock Exchange and the U.K. Listing Authority and (b) trading on the London Stock Exchange’s market for listed securities. The New Shares will, on issue, rank pari passu in all respects with the existing Ordinary Shares and will be entitled to rank for all subsequent dividends. Such shares may be held in certificated or uncertificated form.

If, in respect of the final dividend, all shareholders entitled thereto elected to receive New Shares instead of cash, a total of 6,210,236 New Shares would be issued (ignoring any reductions in respect of dividend withholding tax) representing an increase of 1.18% in the Company’s existing issued Ordinary Share Capital. If all shareholders elected to receive cash the amount payable by the Company would be €105,015,104.

2.	Mandate Scheme

A Mandate may only be given in respect of all and not part of a shareholding. Once a Mandate is effected, it will apply to all subsequently acquired Ordinary Shares, including future New Shares acquired, until revoked in accordance with the Terms and Conditions.

Completed Election and Mandate Forms must be received by Capita Corporate Registrars Plc by 12 noon on 23rd April 2004 in order to effect a Mandate in respect of future Scrip Dividend Offers.

Shareholders with a Mandate in place will be notified in writing of each Scrip Dividend Offer and will receive a Notice of Entitlement setting out details of their entitlement to New Shares.

A notice of revocation of a Mandate will take effect from date of receipt by Capita Corporate Registrars Plc, save in respect of a particular Scrip Dividend Offer where it is received after the final date for receipt of such for that dividend, in which case it will apply in respect of all subsequent Scrip Dividend Offers. In the case of the 2003 final dividend the latest time and date is 12 noon on 23rd April 2004.

3.	If you have sold or transferred Ordinary Shares

If you have sold or transferred all or part of your registered holding of Ordinary Shares prior to 10th March 2004 and those shares are nonetheless included in the number of shares stated in Box A on the Election and Mandate Form or Notice of Entitlement you should immediately consult your stockbroker, bank or other agent through or by whom the sale or transfer was effected.

4.	Timetable of Events

Ordinary Shares quoted ex-dividend	10th March 2004
Record Date for Dividend	12th March 2004
Despatch of this document with Election and Mandate Forms or Notices of Entitlement	31st March 2004
Latest date for receipt of completed Election and Mandate Forms	23rd April 2004
Latest date for receipt of notices of revocation	23rd April 2004
Annual General Meeting	5th May 2004
Despatch of dividend warrants in respect of dividends paid on Ordinary Shares	7th May 2004
Despatch of definitive Share Certificates for New Shares	7th May 2004
Dividend payment date	10th May 2004
CREST accounts credited with New Shares	10th May 2004
Dealings expected to commence in the New Shares	10th May 2004

☐

THIS DOCUMENT WHICH IS PERSONAL TO THE SHAREHOLDER(S) NAMED BELOW AND WHICH IS NOT TRANSFERABLE IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION. If you are in any doubt as to the action you should take, you should consult your stockbroker, bank manager, solicitor, accountant or other professional adviser immediately.

If you have sold or transferred all or part of your registered holding of Ordinary Shares prior to 10th March 2004 and those Shares are nonetheless included in the number of shares stated in Box A, you should consult your stockbroker, bank or other agent through or by whom the sale or transfer was effected immediately.

CRH plc

Registered in Dublin No. 12965. Registered Office: 42 Fitzwilliam Square, Dublin 2.

2003 FINAL DIVIDEND - SCRIP DIVIDEND OFFER

Election and Mandate Form or Notice of Entitlement

THE NOTES BELOW EXPLAIN HOW TO DEAL WITH THIS FORM

Box A Registered holding of Ordinary Shares on 12th March 2004	Box B Net cash dividend entitlement * €	Box C Maximum number of New Shares to which you are entitled	Box D Number of New Shares which you wish to receive if less than your maximum entitlement shown in Box C	Box E Mark with an “X” to effect a mandate in respect of future dividends

*	Net cash dividend entitlement is shown after the deduction of Dividend Withholding Tax, where applicable.

The Chairman’s Letter dated 31st March 2004 (the “Circular”) and the Terms and Conditions booklet dated September 2002 should be carefully considered before any action is taken. Certain words and expressions defined in the Terms and Conditions bear the same meanings when used in this Election and Mandate Form or Notice of Entitlement, unless the context otherwise requires.

HOW TO DEAL WITH THIS FORM

1	If the words “Already Mandated” are printed across Boxes D and E above, a Mandate to take New Shares instead of cash is already in place, this is a Notice of Entitlement and your options are:

(i)	To receive your maximum entitlement to New Shares in respect of the final dividend: take no action.

or

(ii)	To receive your dividend in cash: you must revoke the existing mandate in writing. (All joint holders must sign.)

2	If the words “Already Mandated” are not printed across Boxes D and E above, this is an Election and Mandate Form and your options are:

(i)	To receive your maximum entitlement to New Shares instead of cash for the final dividend: sign and date this Form.

or

(ii)	To receive your maximum entitlement to New Shares in respect of the final dividend and under any future Scrip Dividend Offer: place an “X” in Box E, sign and date this Form.

or

(iii)	To receive a combination of New Shares and cash in respect of the final dividend: insert in Box D the number of New Shares you wish to receive (which must be less than the number shown in Box C), sign and date this Form. The final dividend will be paid in cash in respect of the Ordinary Shares on which no election is made.

or

(iv)	To receive your total final dividend in cash: take no action. Do not return this Form. The final dividend will be paid in the usual way.

If you elect to receive New Shares in accordance with 2(i), (ii) or (iii) or if you wish to revoke your Mandate in accordance with 1(ii) your completed Form or your notice of revocation, as the case may be, should be sent to Capita Corporate Registrars Plc, in the prepaid envelope provided, so as to arrive no later than 12 noon on 23rd April 2004.

To: The Directors of CRH plc

I/We, being the holder(s), at the close of business on 12th March 2004, of the number of Ordinary Shares in the Company set out in Box A above, hereby give notice that, in lieu of payment in cash in respect of the final dividend for the year ended 31st December 2003, I/we irrevocably elect to receive an allotment of the number of New Shares shown in Box C above or, if less, the number of New Shares shown in Box D above credited as fully paid on the terms and conditions of the Scrip Dividend Offer, as set out in the Circular, the Terms and Conditions and the Memorandum and Articles of Association of the Company as from time to time varied.

If so indicated in Box E above, I/we wish my/our election to apply in respect of my/our entire holding of Ordinary Shares on the appropriate Record Date(s), for and on the same terms as any Scrip Dividend Offers made to other shareholders until revoked by me/us. Completion of the Mandate by marking Box E automatically replaces any other election.

I/We acknowledge that the Company reserves the right to treat any election not strictly complying with the terms and conditions of the Scrip Dividend Offer as nevertheless valid.

I/We request and authorise the Company to procure my/our name(s) be placed on the Register of Members of the Company as holder(s) of the New Shares and to send to me/us a definitive certificate in respect of the said New Shares for which this application is accepted, by post at my/our risk to the address given above (unless I/we direct otherwise) or, if my/our shares are held in uncertificated form to credit my/our CREST account with the New Shares.

I/We represent and warrant that I am/we are not, and that I am/we are not applying on behalf of, a Non-eligible Shareholder, and am/are not applying with a view to the re-offer, re-sale, transfer or delivery of any of the New Shares which are the subject of this election, directly or indirectly, to or for the benefit of any Non-eligible Shareholder.

Sign here ONLY if you are the person(s) named above.

(1) Signature:	(2) Signature:

(3) Signature:	(4) Signature:

Dated:	Daytime Tel. No.
(in case of queries)

Notes:  1.    All joint holders must sign.

    2.    A corporation should affix its common seal or sign under the hand of a duly authorised official who should state his/her capacity.

    3.    If this Election and Mandate Form is signed under a power of attorney, such power of attorney or a duly certified copy thereof must accompany this form.

All enquiries regarding this Form should be addressed to Capita Corporate Registrars Plc,

P.O. Box 7117, Dublin 2. Tel. (01) 8102400, Fax (01) 8102422

CRH plc    Form of Proxy for the Annual General Meeting to be held on 5th May 2004

Please indicate with an “X” in the boxes below how you wish your votes to be cast.

Resolutions to be voted on are set out in detail in the Notice of the Meeting.
		For	Against	CRH plc Form of Proxy for Annual General Meeting
1.	Consideration of financial statements and Reports of Directors and Auditors	☐	☐

2.	Declaration of a dividend	☐	☐	I/We the undersigned being an Ordinary
shareholder/shareholders of the Company
3.	Re-election of Directors:			HEREBY APPOINT the duly appointed
Chairman of the Meeting*
	(a) Mr. D.M. Kennedy	☐	☐

	(b) Mr. P.J. Molloy	☐	☐	as my/our proxy to vote for me/us and on my/our
behalf at the Annual General Meeting of the
	(c) Mr. W.I. O’Mahony	☐	☐	Company to be held at 3 p.m. on 5th May 2004
and at any adjournment thereof. I/We direct my/
	(d) Mr. D.W. Doyle	☐	☐	our proxy to vote on the resolutions set out in the
Notice convening the Meeting as instructed and
	(e) Mr. J.M. de Jong	☐	☐	in respect of other resolutions that may arise at
the Meeting as the proxy thinks fit.
	(f) Mr. M. Lee	☐	☐	Names of all jointholders, if applicable (in
block letters)
	(g) Mr. T.V. Neill	☐	☐

4.	Remuneration of Auditors	☐	☐	1.

5.	Disapplication of pre-emption rights	☐	☐	2.

6.	Authority to offer scrip dividends	☐	☐	3.

Amendments to Articles of Association:				4.

	- 7. Replacement of Article 14	☐	☐	Signed:

	- 8. Amendment to Article 153	☐	☐	Date:

	- 9. Amendment to Article 62 and new Articles 8A and 8B	☐	☐

10.	Authority to purchase own Ordinary/Income Shares	☐	☐

11.	Authority in relation to re-issue price range of treasury shares	☐	☐

Notes on completing proxy form:

1. * If it is desired to appoint another

person as proxy the words “the duly

appointed Chairman of the Meeting”

should be deleted and the name of the

proxy, who need not be a shareholder of the Company, inserted instead.

2. Please indicate how you wish your proxy to vote by placing an “x” in the appropriate box. Unless otherwise directed and in respect of any other resolutions moved during the Meeting, the proxy will vote as he/she thinks fit or abstain from voting.

3. This form of proxy together with the power of attorney or other authority, if any, under which it is signed or a certified copy thereof must be deposited at the Company’s Registrars, Capita Corporate Registrars Plc, P.O. Box 7117, Dublin 2, or the Registered Office of the Company not less than 48 hours before the time for holding the Annual General Meeting.

4. Where the appointer is a body corporate this form must be under seal or under the hand of a duly authorised officer or attorney.

5. In joint accounts the names of all joint holders should be stated. However, the vote of the senior shall be accepted to the exclusion of the votes of the other registered holders of the shares and for this purpose seniority shall be determined by the order in which the names stand in the Register of Members.

6. The return of a proxy form will not preclude any member from attending the Meeting, speaking and voting in person should he/she wish to do so.

CRH plc Annual General Meeting 2004        Holder Ref:

Jurys Hotel, Ballsbridge, Dublin 4, 5th May 2004 at 3.00pm

Attendance Form Ordinary Shareholders

Please do not post this section of the form but present

it personally to gain admittance to the meeting

Signature: